Exhibit 99.1

IFRS USD Press Release

Quarterly revenue crosses $5 bn mark; Second consecutive quarter of strong performance

Revenue growth of 2.2% sequentially in Q2 and 3.3% in H1 in CC; Large deal TCV at $3.1 Bn and FCF at $1.1 Bn

FY26 revenue guidance at 2%-3% and margin guidance at 20%-22%

Bengaluru, India – October 16, 2025: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $5,076 million in Q2 revenues, year on year growth of 2.9% and sequential growth of 2.2% in constant currency. Operating margin was at 21.0%. Free cash flow generation was strong at $1.1 billion, 131.1% of net profit. TCV of large deal wins was $3.1 billion, with net new of 67%. Employee headcount increased by 8,203.

H1 revenues grew at 3.3% year over year in constant currency. Operating margin for H1 was at 20.9%.

“We have now delivered two consecutive quarters of strong growth, demonstrating our unique market positioning and client relevance. Strong deal wins, with 67% net new in Q2, reflect our deep understanding of clients’ priorities to deliver value from AI in this environment”, said Salil Parekh, CEO and MD. “Our proactive investments, over the last three years, in embracing an AI-first culture within Infosys has ensured that our people are reskilled to thrive in a human+AI workplace. Infosys Topaz’s differentiated value proposition is unlocking value at scale in every transformation program” he added.

Guidance for FY26:

•	Revenue growth of 2%-3% in constant currency
•	Operating margin of 20%-22%

Key highlights:

For quarter ended September 30, 2025	For the six months ended September 30, 2025

•        Revenues in CC terms grew by 2.9% YoY and 2.2% QoQ

•        Reported revenues at $5,076 million, growth of 3.7% YoY

•        Operating margin at 21.0%, decline of 0.1% YoY and growth of 0.2% QoQ

•        Basic EPS at $0.20, growth of 7.9% YoY

•        FCF at $1,101 million, growth of 31.2% YoY; FCF conversion at 131.1% of net profit

•        Revenues in CC terms grew by 3.3% YoY

•        Reported revenues at $10,018 million, growth of 4.3% YoY

•        Operating at 20.9%, decline of 0.2% YoY

•        Basic EPS at $0.40, growth of 6.9% YoY

•        FCF at $1,985 million, growth of 2.7% YoY; FCF conversion at 120.4% of net profit

We had robust all-round performance in Q2 - strong growth, resilient margins, very high cash generation and 13.1% EPS growth year on year in rupee terms. We continue to make strategic investments to futureproof the business with a tight focus on execution, amidst high uncertainty”, said Jayesh Sanghrajka, CFO. “In line with our Capital Allocation Policy, we have announced a share buyback for 18,000 crores during the quarter and an interim dividend of 23 per share, an increase of 9.5% over last fiscal”, he added.

Client Wins & Testimonials

•	Infosys transformed ABN AMRO’s lending process with nCino platform implementation by consolidating multiple legacy systems into a single, unified platform. Hans-Willem Giesen, IT Lead–Credits, ABN AMRO, said, “The transition to the nCino Platform, facilitated by our partners like Infosys, has brought about a significant shift in how we manage our lending process. This solution will improve operational efficiency, enhance our collateral management capabilities, and provide our customers with a faster, more transparent experience. As we look to the future, this platform will be a cornerstone of our continued growth and transformation.”

•	Infosys collaborated with Mastercard to offer financial institutions enhanced access to Mastercard Move, its portfolio of money movement capabilities, and thereby scale cross-border payments. Pratik Khowala, EVP and Global Head of Transfer Solutions, Mastercard, said, “Through Mastercard Move’s cutting-edge solutions, we empower individuals and organizations to move money quickly and securely across borders. The strategic collaboration with Infosys provides financial institutions with easy access to these capabilities, enabling them to facilitate fast, secure and reliable cross-border payments for their customers while enhancing control of risk, operations, costs and liquidity for themselves. Together with Infosys, we’re helping financial institutions deliver the seamless digital payments experiences today’s customers expect.”

•	Infosys extended its strategic collaboration with Sunrise to accelerate its IT transformation, with a strong focus on data security, operational agility, and future AI integration. Anna Maria Blengino, CIO, Sunrise, said, "Through our strategic collaboration with Infosys, we are consolidating our technology landscape and infusing it with AI, putting enhanced customer experience at the heart of this transition. The Sunrise and Infosys teams are working side by side with a true one-team mindset to design and deliver platforms that are more agile, predictive, and scalable.”

•	Infosys announced a joint venture with Telstra, in Australia, by acquiring 75% of the shareholding in Versent Group, a wholly owned subsidiary of Telstra Group, to propel AI-enabled cloud and digital solutions for enterprises. Vicki Brady, Chief Executive Officer, Telstra, said, “Our collaboration with Infosys reflects our confidence in the value we can unlock together. Their global scale, deep industry knowledge, and culture of innovation and service excellence will be instrumental in accelerating Versent Group’s growth and impact across the region.”

•	Infosys collaborated with RWE AG to drive automated digital workplace transformation and improve operational efficiency. Gülnaz Öneş, Group CIO of RWE, said, “By leveraging modern technologies and aligning them with our sustainability and efficiency goals, we are streamlining operations, empowering our people, and creating value across RWE. Our collaboration with trusted partners like Infosys underscores our commitment to a resilient, agile digital workplace that drives sustainable growth.”

•	Infosys collaborated with HanesBrands Inc to unlock hyper productivity and AI-driven efficiency in the digital, business applications, and data landscape. Scott Pleiman, Chief Strategy, Transformation, Analytics and Technology Officer, HanesBrands, said, “As we continue to evolve our operational model, we sought an experienced collaborator with deep domain expertise and advanced capabilities in AI-driven transformation. Infosys’ AI-first approach and proven ability to scale innovation aligned with our long-term vision for agility, efficiency and customer-centricity.”

•	Infosys collaborated with AGCO to deliver IT and HR operations transformation with an efficient and future-ready operational framework for growth. Viren Shah, Chief Digital & Information Officer, AGCO Corporation, said, "At AGCO, we’re committed to delivering excellence in everything we do, always putting Farmers First. Collaborating with Infosys is intended to enable us to create a responsive, streamlined and innovative operational ecosystem within IT and other functions that allows our teams to focus on critical and strategic initiatives that center on the farmer.”

•	Uniting Financial Services (UFS), Australia, subscribed to Infosys Finacle’s Digital Banking SaaS suite on AWS cloud, in a move that was completed in less than five months. John McComb, Chief Risk Officer and Acting CEO, Uniting Financial Services, said, “We are delighted to announce the successful go-live of the Finacle platform. Our goal was to modernise our core banking and digital capabilities to enhance the experience for clients. With Infosys Finacle, we have found a long-term technology partner, with the ability to deliver a future-ready platform that meets the needs of our operations today and supports our ambitions for tomorrow in a rapidly evolving financial services landscape.”

•	Infosys collaborated with Glion Arena Kobe as their official digital innovation and GX partner to power smart and sustainable entertainment experiences. Jun Shibuya, President and Representative Director, One Bright KOBE Corporation, said, “Glion Kobe Arena is a new landmark commemorating the 30th anniversary of the Great Hanshin-Awaji Earthquake. Our vision for the arena is to become a pioneering next-generation entertainment venue, offering spectacular events while operating sustainably. We are happy to announce our agreement with Infosys as our official digital innovation and GX partner. Leveraging Infosys' innovative solutions will help us aggregate data, utilize cloud technologies, explore new revenue opportunities, and deliver a seamless experience for all our fans and visitors.”

Recognitions & Awards

Brand & Corporate

•	Infosys honored with awards at 'The Asset Corporate Sustainability Leadership Awards 2025'. Categories include the 'Platinum Award for Excellence’ and 'Best Investor Relations Team'

•	Recognized as one of the World's Best Companies 2025 by TIME and Statista for its excellence in employee satisfaction, revenue growth, and sustainability transparency

•	Recognized among the World’s Most Trustworthy Companies 2025 by Newsweek and Statista

•	Recognized as one of the Best Companies for Women in India in the Hall of Fame for the seventh consecutive year and the 2025 Avtar & Seramount Best Companies for Women in India in the IT sector

•	Honored with the Exemplars of Inclusion in the Most Inclusive Companies Index 2025 by Avtar & Seramount

•	Recognized among the top 10 in the newly launched category of Best Companies for ESG in India in 2025 by Avtar & Seramount

•	Infosys Foundation & Infosys ESG Annual Report FY24-25 received the Gold Stevie® Award in the categories of ‘Best Annual Report - Non-Profit Organizations’ and ‘Other Publication - Company’. Infosys Integrated Report secured the Silver Stevie® Award for ‘Best Annual Report - Publicly-Held Corporations’ at the 22nd Annual International Business Awards®

•	Infosys BPM received the 9th Edition Women Empowerment Summit and GIWL Awards for ‘Best Organization for Women Empowerment’

•	Infosys BPM received the 20th Edition Future of L&D Summit and Awards 2025 for ‘Best Digital Learning initiative’

•	Infosys BPM received the Brandon Hall HCM Excellence Learning and Development Awards for ‘Best Learning Strategy’

AI and Cloud Services

•	Positioned as a leader in Gartner: Magic Quadrant and Critical Capabilities for Public Cloud IT Transformation Services

•	Positioned as a leader in Gartner: Emerging Market Quadrant for Generative AI Consulting and Implementation Services (Innovation Guide for Generative AI Consulting and Implementation Services)

•	Recognized as a leader in IDC MarketScape: Asia Pacific Oracle Implementation Services 2025 Vendor Assessment

•	Recognized as a leader in IDC MarketScape: Worldwide Artificial Intelligence Services 2025

•	Recognized as a leader in IDC MarketScape: Worldwide Life Science R&D AI and GenAI in Clinical Trials 2025

•	Recognized as a leader in Constellation ShortList: Artificial Intelligence and Machine Learning Best-of-Breed Platforms

•	Recognized as a leader in Constellation ShortList: AI-Driven Cognitive Applications

•	Infosys EdgeVerve recognized as the ‘Company of the Year’ with Silver Stevie® Awards in two categories: i) Artificial Technology for the flagship platform, Infosys EdgeVerve AI Next, and ii) Business Technology for enterprise transformation

Key Digital Services

•	Recognized as a leader in IDC MarketScape: India IT/Digital Transformation Services for Public Sector 2025 Vendor Assessment

•	Recognized as a leader in IDC MarketScape: Worldwide IT and Engineering Services for Software-Defined Vehicles 2025 Vendor Assessment

•	Recognized as a leader in IDC MarketScape: Worldwide Industrial IoT End-to-End Engineering and Life-Cycle Services 2025 Vendor Assessment

•	Rated as a leader in Everest Group: Microsoft Business Application Services PEAK Matrix® Assessment 2025

•	Rated as a leader in Everest Group: Global Digital Workplace Services PEAK Matrix® Assessments 2025

•	Rated as a leader in Everest Group: 5G Engineering Services PEAK Matrix® Assessment 2025

•	Rated as a leader in Everest Group: Network Engineering Services PEAK Matrix® Assessment 2025

•	Rated as a leader in Everest Group: Net-Zero Consulting Services PEAK Matrix® Assessment 2025

•	Recognized as a leader in HFS Horizons: Digital Marketing and Sales Services, 2025

•	Recognized as a leader in HFS Horizons: Cybersecurity Services, 2025

•	Positioned as a leader in NelsonHall: ServiceNow Services 2025 NEAT

•	Recognized as a leader in Constellation ShortList: Customer Experience (CX) Design & Execution Services – Global

•	Recognized as a leader in Constellation ShortList: Digital Transformation Services (DTX) – Global

•	Recognized as a leader in Constellation ShortList: Customer Experience (CX) Operations Services – Global

•	Recognized as a leader in Constellation ShortList for ER&D

•	Recognized as a leader in Constellation ShortList: AI Services – Global

•	Recognized as leader in Avasant Utilities Digital Services 2025 RadarView™

•	Recognized as leader in Avasant Global Competency Center (GCC) Services 2025 RadarView™

•	Infosys China recognized as the ‘Leading Digital Service Providers 2025 - Top 100’ by China Council for International Investment Promotion

Industry & Solutions

•	Recognized as a leader in IDC MarketScape: Worldwide Life Sciences Healthcare Provider (HCP) Engagement Services 2025

•	Recognized as a leader in HFS Horizons: The Best Service Providers for Mortgage Reinvention, 2025

•	Positioned as a leader in NelsonHall: Transforming Mortgage & Loan Services 2025 NEAT

•	Infosys Finacle recognized as a leader in IDC MarketScape: Worldwide Corporate Loan Origination Systems 2025 Vendor Assessment

•	Infosys Finacle recognized as a leader in IDC MarketScape: Worldwide Corporate Loan Lifecycle Management 2025 Vendor Assessment

•	Infosys Finacle along with its customers received three awards at the MEA Finance Leaders in Payments Awards 2025 for Best Real-Time Payments Implementation - Qatar National Bank, Best Real-Time Payments Provider - Infosys Finacle, and Best Instant Payments Technology Solution - Infosys Finacle

•	Infosys Finacle along with its customers received three awards at the Finnovex Awards Saudi Arabia 2025 for Excellence in Digital Transformation - Arab National Bank, Excellence in Digital Corporate Banking - Banque Saudi Fransi, and Excellence in Composable Banking Platforms - Infosys Finacle

Read more about our Awards & Recognitions here.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 320,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in 59 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	September 30, 2025	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	3,585	2,861
Current investments	1,420	1,460
Trade receivables	3,826	3,645
Unbilled revenue	1,612	1,503
Other current assets	1,470	1,890
Total current assets	11,913	11,359
Non-current assets
Property, plant and equipment and Right-of-use assets	2,172	2,235
Goodwill and other Intangible assets	1,652	1,505
Non-current investments	1,225	1,294
Unbilled revenue	260	261
Other non-current assets	842	765
Total non-current assets	6,151	6,060
Total assets	18,064	17,419
LIABILITIES AND EQUITY
Current liabilities
Trade payables	432	487
Unearned revenue	1,016	994
Employee benefit obligations	375	340
Other current liabilities and provisions	3,401	3,191
Total current liabilities	5,224	5,012
Non-current liabilities
Lease liabilities	674	675
Other non-current liabilities	479	477
Total non-current liabilities	1,153	1,152
Total liabilities	6,377	6,164
Total equity attributable to equity holders of the company	11,634	11,205
Non-controlling interests	53	50
Total equity	11,687	11,255
Total liabilities and equity	18,064	17,419

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended September 30, 2025	3 months ended September 30, 2024	6 months ended September 30, 2025	6 months ended September 30, 2024
Revenues	5,076	4,894	10,018	9,608
Cost of sales	3,516	3,400	6,933	6,659
Gross profit	1,560	1,494	3,085	2,949
Operating expenses:
Selling and marketing expenses	254	221	512	454
Administrative expenses	241	240	480	469
Total operating expenses	495	461	992	923
Operating profit	1,065	1,033	2,093	2,026
Other income, net (3)	100	72	210	160
Profit before income taxes	1,165	1,105	2,303	2,186
Income tax expense	325	327	654	644
Net profit (before minority interest)	840	778	1,649	1,542
Net profit (after non-controlling interest)	839	777	1,647	1,540
Basic EPS ($)	0.20	0.19	0.40	0.37
Diluted EPS ($)	0.20	0.19	0.40	0.37

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended September 30, 2025, which have been taken on record at the Board meeting held on October 16, 2025.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost.
4.	As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six months ended figures reported in this statement.